

December 28, 2022

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd
Room 1304, Building No. 25, Tian'an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, PRC 511400

> **Re: Top KingWin Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted December 12, 2022**
> **CIK No. 0001938865**

Dear Ruilin Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1/A (DRS) filed December 12, 2022

Prospectus Summary
Certain Risks and Limitations Related to Doing Business in China, page 2

1. We note your response to comment 3. Your discussion of the limitations on cash transfers appears to discuss solely those in the PRC. Revise to also discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions as applicable throughout the document.

<u>Risk Factors</u>
<u>We may experience extreme stock price volatility unrelated to our actual or expected operating performance..., page 56</u>

2.   Please revise to address any known factors particular to your offering that may add to this risk as applicable.

      You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Anna Jinhua Wang, Esq.